September 28, 2012

VIA EDGAR

Ms. Christina DiAngelo
Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, N.E.
Washington, DC 20549

Re:           American Beacon Funds (File Nos. 033-11387 and 811-04984)
American Beacon Select Funds (File Nos. 333-88343 and 811-09603)
Responses to SEC Comments – Sarbanes-Oxley Review

Dear Ms. DiAngelo:

The following are responses to the comments that we received from you by telephone on August 24, 2012 regarding the examinations of the public filings of the American Beacon Funds and American Beacon Select Funds (each, a “Registrant”), with respect to the series of each Registrant (the “Funds”) for the fiscal year reporting periods ended August 31, 2011, October 31, 2011 and December 31, 2011.  Your comments and the Registrant’s responses are set forth below.

Each Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filings; (2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Form N-CSR

1.
Certifications: All Funds.  The certifications filed with the annual report for each Fund on Form N-CSR for each of the 2011 reporting periods include the certifications required by the old Form N-CSR.  Please refile the certifications filed with the annual report for each Fund on Form N-CSR for the 2011 reporting periods to reflect the certifications required pursuant to the current Form N-CSR.  Please also ensure in future filings that the certifications required pursuant to Form N-CSR are updated to reflect the current Form N-CSR.

The Registrants refiled the annual report for each Fund on Form N-CSR for each of the 2011 reporting periods to reflect the certifications required pursuant to the current Form N-CSR.  The Registrants will ensure that in future filings the certifications filed for each of its Funds are updated to include the current certifications required by Form N-CSR.

2.
Audit Opinion: American Beacon Treasury Inflation Protected Securities Fund. The Report of Independent Registered Public Accounting Firm (“Audit Opinion”), included with the annual shareholder report on Form N-CSR as filed with the SEC with fiscal year ended December 31, 2011 for American Beacon Treasury Inflation Protected Securities Fund, was incorrectly dated February 28, 2011.  Please refile the annual report on Form N-CSR for this Fund to include an Audit Opinion with the corrected date.

The Registrant refiled the annual report on Form N-CSR for the American Beacon Treasury Inflation Protected Securities Fund to reflect the revised date of February 28, 2012 for the Audit Opinion.

3.
Audit Opinion: All Funds with a fiscal year ended August 31, 2011. Pursuant to Rule 30(e)-1 of the Investment Company Act of 1940, as amended (“1940 Act”), annual and semi-annual reports to shareholders must be transmitted within 60 days after the close of the period for which such report is being made.  The annual reports to shareholders filed on Form N-CSR for the Funds with a fiscal year ended August 31, 2011 include an Audit Opinion that is dated October 31, 2011.  Please provide the mailing date of the report to shareholders and note whether this report complied with Rule 30(e)-1 regarding the 60 day mailing date.

The Registrant commenced distributions of the annual report to shareholders on October 31, 2011.  The Registrant was following Rule 0-3 under the Securities Exchange Act of 1934, which notes “. . . if the last day on which papers can be accepted as timely filed falls on a Saturday, Sunday or holiday, such papers may be filed on the first business day following.”  With regard to the annual report period ending August 31, 2011, 60 days after the period end was October 30, 2011, which was a Sunday.  As a result, the report was made available to shareholders the next business day, October 31, 2011.  The Registrant confirms that it will not apply Rule 0-3 to future reports being transmitted to shareholders, and will ensure that future reports be transmitted to shareholders within 60 days after the close of the period for which such report is being made.

4.
Audit Opinion: All Funds with a fiscal year ended August 31, 2011.  The Form N-SARs filed for the Funds with a fiscal year ended August 31, 2011, includes an Audit Opinion on internal controls that is dated October 28, 2011.  The Audit Opinion in the annual report to shareholders for these Funds filed on Form N-CSR is dated October 31, 2011. Please provide an explanation as to how the auditors were comfortable signing off on the internal controls prior to a completed audit.

The Audit Opinion on Internal Controls was erroneously dated October 28, 2011.  The Registrant refiled Form N-SAR with the Audit Opinion on Internal Controls properly dated October 31, 2011.

5.
Management’s Discussion of Fund Performance: All Funds.  Each Fund includes a line graph in the Management’s Discussion of Fund Performance section of its annual report to shareholders filed on Form N-CSR that provides a comparison of change in value of an investment in the Fund.  Pursuant to Instruction 1(d) to Item 27(b)(7), the line graph should be based on the Fund’s required minimum initial investment if that amount exceeds $10,000.  In cases where a Fund’s required minimum initial investment exceeds $10,000, such as with investments in Y Class or Institutional Class shares of a Fund, the line graph should be based on that share class’ required minimum initial investment in future filings.

The Registrants, on behalf of their respective Funds, confirm that in future filings, and in cases where a Fund bases the line graph on a share class that has a required minimum initial investment of over $10,000, the line graph will be based on that share class’ required minimum initial investment.

6.
Management’s Discussion of Fund Performance: American Beacon Retirement Income and Appreciation Fund.  In the annual report to shareholders for the period ended October 31, 2011 filed on Form N-CSR for the American Beacon Retirement Income and Appreciation Fund, Y Class shares are used in the line graph that shows a comparison of the change in value of a $10,000 investment.  However, the previous year’s annual report filed on Form N-CSR for American Beacon Retirement Income and Appreciation Funds uses the Investor Class for the line graph.  Because the Y Class is neither the largest nor the oldest class of shares of the Fund, please explain why Y Class shares are now being presented as opposed to the Investor Class.  In addition, please explain the policy used for class selection in line graphs.

It is the Registrant’s current policy to use the class that is available to the public with the lowest expense ratio for the line graph that shows a comparison of the change in value of a $10,000 investment.  The Investor Class of the American Beacon Retirement Income and Appreciation Fund was the class with the lowest expense ratio.  On March 1, 2010, the Y Class was created.  The Y Class of the Fund has a lower expense ratio than that of the Investor Class.  The Y Class had at least one year of performance for the period ended October 31, 2011.  As a result, the Registrant replaced the Investor Class with the Y Class in the line graph.

7.
Management’s Discussion of Fund Performance: American Beacon International Equity Index Fund.  In the Management’s Discussion of Fund Performance section in the annual report to shareholders for the period ended December 31, 2011 filed on Form N-CSR for the American Beacon International Equity Index Fund, it is stated that, “[t]he investment manager’s application of its fair valuation policy during the period was a significant driver of the Fund’s underperformance.”  Please provide a brief explanation as to how the application of the investment manager’s fair valuation policy affected the Fund’s underperformance.

Pursuant to Item 27(b)(7)(i) of Form N-1A, the Registrant is required to discuss the factors that materially affected the Fund’s performance, including techniques used by the investment advisor.  The comment noted above was included in Management’s Discussion of Fund Performance to explain the significant variance to benchmark performance.  The EAFE Index does not employ fair value techniques, but uses foreign market closing prices for valuation purposes.  However, the American Beacon International Equity Index Fund master portfolio makes fair value adjustments after the close of the foreign markets.  The fair value adjustments made after the close of the foreign markets can have either a positive or negative impact on the portfolio’s performance relative to the EAFE Index.  For the period ended December 31, 2011, the fair value adjustments made by the American Beacon International Equity Index Fund master portfolio’s investment manager after the close of the markets had a net negative impact on the portfolio’s performance relative to the EAFE Index.

8.
Management’s Discussion of Fund Performance: American Beacon Money Market Select Fund and American Beacon U.S. Government Money Market Select Funds (together, the “Money Market Funds”).  The performance of the Money Market Funds currently is compared to each Money Market Fund’s corresponding Lipper benchmark.  The SEC Staff does not generally consider a Lipper benchmark to be an appropriate primary benchmark comparison.  Please consider using a different primary benchmark for the Money Market Funds, or alternatively, please provide an explanation as to why the Lipper benchmarks are considered to be an appropriate primary benchmark for the Money Market Funds.

Money market funds are excluded from the requirement to include Management’s Discussion of Fund Performance in annual reports and, therefore, there is no requirement in Form N-1A to include an “appropriate broad-based securities market index.”  The Registrant chose to include the Lipper benchmark information as it was deemed to be a relevant market comparison and would provide the shareholders of the American Beacon Money Market Select Fund and the American Beacon U.S. Government Money Market Select Fund a comparison to a money market peer group.  The Registrant is considering the removal of the Management’s Discussion of Fund Performance from future reports with respect to the Money Market Funds.

9.
Management’s Discussion of Fund Performance: American Beacon Flexible Bond Fund.  In the case where the Fund invests a substantial amount in derivatives, such as in the fiscal year ended August 31, 2011 for the American Beacon Flexible Bond Fund, please include in future filings a discussion explaining how derivatives affected the Fund’s performance.

The Registrant will include a discussion of the impact derivatives have on the American Beacon Flexible Bond Fund’s performance as requested in the Management’s Discussion of Fund Performance in future annual reports.

10.
Expense Examples: American Beacon Small Cap Value Fund, American Beacon Balanced Fund, American Beacon Large Cap Growth Fund, American Beacon Mid-Cap Value Fund, American Beacon Emerging Markets Fund, American Beacon High Yield Fund, American Beacon Retirement Income and Appreciation Fund, American Beacon Intermediate Bond Fund, and American Beacon Short-Term Bond Fund:  For each Fund listed above, the Fund’s annual expense ratio does not equal the average of the semi-annual expense ratio and the annualized expense ratio used in the 6 month expense example included in the annual report filed on Form N-CSR.  Please confirm that the correct expense ratios were used for the Funds listed above.

Please refer to Attachment A for the Registrant’s response.

11.
Schedule of Investments: American Beacon Small Cap Value Fund and American Beacon Zebra Large Cap Equity Fund.  The investments listed in the “Diversified Financials” section of the Schedule of Investments for American Beacon Small Cap Value Fund and American Beacon Zebra Large Cap Equity Fund indicate that each Fund invests in business development companies.  Please confirm that the business development companies’ expenses are taken into account for purposes of calculating the Acquired Fund Fees and Expenses (“AFFE”) in the expense table of the prospectuses for each Fund.

The Registrant has reviewed the AFFEs in the expense table of the prospectuses for American Beacon Small Cap Value Fund and American Beacon Zebra Large Cap Equity Fund and notes that the expenses of the business development companies have not been taken into account for purposes of calculating the AFFEs.  The Registrant confirms that in future filings, it will take into account expenses of the business development companies for purposes of the AFFE.

12.	Schedule of Investments: All Funds. To the extent that a Fund invests in preferred stock, please disclose the rates associated with each preferred stock investment in future filings.

The Registrants, on behalf of their respective Funds, confirm that in future filings the rates associated with each preferred stock investment will be disclosed to the extent that a Fund invests in preferred stock.

13.
Schedule of Investments: All Funds.  To the extent that a Fund invests in other mutual funds that consist of multiple classes, please disclose the specific class or classes in which the Fund holds investments.

The Registrants confirm, on behalf of their respective Funds, that to the extent a Fund invests in other mutual funds that have multiple classes, the specific class or classes in which the Fund holds investments will be disclosed.

14.
Schedule of Investments: Money Market Funds.  Due to the substantial investments in repurchase agreements for the Money Market Funds, please confirm that the Money Market Funds comply with the liquidity requirements under Rule 2a-7 of the 1940 Act.

The Registrant confirms that the Money Market Funds comply with the liquidity requirements under Rule 2a-7 of the 1940 Act.  With respect to liquidity, Rule 2a-7 requires that at least 10% of a money market fund’s total assets be invested in “daily liquid assets” and that at least 30% of total assets be invested in “weekly liquid assets.”  The repurchase agreements listed in the December 31, 2011 Schedule of Investments (“SOI”) for the American Beacon Money Market Select Fund were all overnight repurchase agreements as the maturity date for each agreement was January 3, 2012.  With regard to the American Beacon U.S. Government Money Market Select Fund, seven of the nine repurchase agreements had a maturity date of January 3, 2012.  As each Fund had a legal right to receive cash in one business day for each overnight repurchase agreement, the agreements were qualified as weekly liquid assets as well as daily liquid assets.  The American Beacon Money Market Select Fund’s SOI reflected 38.5% of total net assets in overnight repurchase agreements, and the American Beacon U.S. Government Select Fund SOI reflected 69.3% of total net assets in overnight repurchase agreements.

15.
Statement of Assets and Liabilities: All Funds.  The Statements of Assets and Liabilities for the Funds in the annual reports to shareholders filed on Form N-CSR provide the shares outstanding for each Fund class as well as the net asset value of each Fund class.  Consider also providing the total amount of net assets per class for each Fund in future filings.

The Registrants, on behalf of their respective Funds, confirm that in future filings the total amount of net assets per class for each Fund will be reflected on the Statement of Assets and Liabilities.

16.
Statement of Assets and Liabilities: All Funds.  The Statements of Assets and Liabilities for the Funds in the annual reports to shareholders filed on Form N-CSR provide the shares outstanding for each class but do not provide the par value.  Consider also providing the number of authorized shares and the par value per share in future filings.

The Registrants, on behalf of their respective Funds, confirm that in future filings the number of authorized shares and the par value per share for each class of each Fund will be reflected on the Statement of Assets and Liabilities.

17.
Statement of Operations: American Beacon International Equity Fund and American Beacon Emerging Markets Fund.  In the Statement of Operations for the American Beacon International Equity Fund and American Beacon Emerging Market Fund, there is a line item titled “Net of Foreign Withholding Taxes on Capital Gains”.  In future filings, please include in the Notes to Financial Statements a description of foreign capital gains tax and note that it relates to the Funds’ holdings in foreign investments.

The Registrants, on behalf of their respective Funds, confirm that in future filings a description of foreign capital gains tax with a note that it relates to the Funds’ holdings in foreign investments will be included in the Notes to Financial Statements.

18.
Statement of Changes in Net Assets: All Funds.  Please confirm that the Funds comply with Section 19(a) of the 1940 Act.  In addition, to the extent that the Funds’ website includes details of any distributions, please confirm that return of capital is correctly identified.

The Registrants, on behalf of their respective Funds, confirm that the Funds comply with Section 19(a) of the 1940 Act by providing detail as it relates to distributions made by the Funds.  This includes disclosing the nature of the distribution, be it ordinary income, short- or long-term capital gain or return of capital.  In the future, the Registrants will ensure that the details of any distributions will be correctly identified on the Registrants’ website.

19.
Notes to Financial Statements:  All Funds.  Note 2 to the Financial Statements (Transactions with Affiliates) provides a range of the management fee rate (in basis points) paid by each Fund.  In order to enhance disclosure in future reports consider providing the actual total management fees (in basis points) that ended up being paid.

The Registrants, on behalf of their respective Funds, confirm that in future reports, the actual total management fees that were paid (in basis points) will be reflected in the Transactions with Affiliates Notes to Financial Statements.

20.
Notes to Financial Statements:  American Beacon Small Cap Value Fund.  In Note 2 to the Financial Statements (Transactions with Affiliates), it is disclosed that, “[a]s compensation for services provided by the Manager in connection with securities lending activities, the lending Fund pays to the Manager, with respect to cash collateral posted by borrowers, a fee up to 25% of the net monthly interest income . . . from such activities and, with respect to loan fees paid by borrowers, a fee up to 25% of such loan fees.”  These fees currently are netted with income.  Please consider whether these fees should instead be included as expenses, which would cause the expense ratio to increase, but would also result in a corresponding increase in the amount of income.  If these fees should continue to be netted with income, please provide an explanation.

The following line item is currently disclosed on the Statement of Operations, “income derived from securities lending, net.”  The Registrant has given consideration as to whether the fees related to securities lending should be included as an expense on the Statement of Operations, and has concluded that the current disclosure on the Statement of Operations is reasonable.  In future reports, the Registrant will add the following language to the Transactions with Affiliates Note to the Financial Statements to clarify the disclosure, “Securities lending income, as disclosed in the Statement of Operations, represents the income earned from the investment of the cash collateral, net of rebates paid to, or fees paid by, borrowers and less the fees paid to the securities lending agent and the Manager.”

21.
Notes to Financial Statements: Money Market Funds.  Note 2 to the Financial Statements (Transactions with Affiliates) discloses information regarding reimbursement of expenses.  Please explain whether a line item showing waiver/reimbursement should be provided in the Statement of Operations for the Funds, or whether the net effect of waiver/reimbursement was zero.

The disclosure of information regarding reimbursement of expenses in Note 2 to the Financial Statements (Transactions with Affiliates) applied only to the American Beacon U.S. Government Money Market Select Fund.  With regard to the annual report for the period ended December 31, 2011, the net effect of the waiver/reimbursement was zero for the American Beacon U.S. Government Money Market Select Fund and was not applicable for the American Beacon Money Market Select Fund.  As a result, a line item showing waiver/reimbursement was not included on the Statement of Operations.

22.
Notes to Financial Statements (FAS 157 Hierarchy Disclosure): All Funds.  Note 3 to the Financial Statements (Security Valuation and Fair Value Measurements) provides a description of the Fund’s investments, summarized by level.  To the extent that any Funds have investments in more than one level, please provide the same amount of detail in the Notes to the Financial Statements as is provided in the Schedule of Investments.

The Registrants respectfully acknowledge the request to provide additional detail in the Security Valuation and Fair Value Measurements note to the Financial Statements.  However, it is the Registrants’ opinion that the current disclosures made in Note 3 to the Financial Statements meet the requirements of Accounting Standards Codification (“ASC”) 820-10-50-2, “…The reporting entity shall disclose all of the information in (a) through (e) below for each interim and annual period separately for each class of assets and liabilities.  The reporting entity shall determine appropriate classes of assets and liabilities on the basis of guidance in paragraph 820-10-50-2A.

(a)	The fair value measurement at the reporting date
(b)	The level within the fair value hierarchy I which the fair value measurement in its entirety falls
(c)	For fair value measurements using significant unobservable inputs, a reconciliation of the beginning and ending balances
(d)
The amount of total gains or losses for the period included in earnings that are attributable to the change in unrealized gains or losses relating to those assets and liabilities still held at the reporting date

(e)	For fair value measurements using significant other observable inputs (Level 2) and unobservable inputs (Level 3), a description of the valuation technique(s) used”.
Per ASC 820-10-50-2A, “ For equity and debt securities, class shall be determined on the basis of the nature and risks of the investments…For all other assets and liabilities, judgment is needed to determine the appropriate classes of assets and liabilities for which disclosures about fair value measurements should be provided.”

While the Schedule of Investments provides industry detail on a Fund’s holdings that helps investors appreciate sector risks and rewards relative to overall fair value changes, our judgment is that industry classification is not comparably informative to appreciating the fair value hierarchy disclosures.

Form N-Q

23.
Index Funds.  To the extent a Fund invests in a master fund, consider providing the ownership percentage of the Fund in the master fund, as of the reporting date, in order to enhance disclosure and to provide an understanding of the asset levels of the Fund.

The Registrant, on behalf of its respective Fund, confirms that in future filings to the extent a Fund invests in a master fund, the ownership percentage of the Fund in the master fund, as of the reporting date, will be included on Form N-Q.

Prospectus

24.
Fee Table: All Funds.  To the extent that a Fund has an expense limitation agreement in place and also has AFFE, the Total Annual Fund Operating Expenses after Expense Reduction and Reimbursement should equal the expense limit plus the amount of any AFFE.  In the case of each applicable Fund, please confirm that the Total Annual Fund Operating Expenses after Expense Reduction and Reimbursement does not equal the expense limit plus the amount of any AFFE due to rounding.  If this is not the case, please ensure in future filings that the expense amounts in the Fee Table for each Fund properly reflect the expense limit and AFFEs.

To the extent that a Fund has both an expense limitation and AFFE, the Total Annual Fund Operating Expenses After Expense Reduction and Reimbursement equals the expense limitation only.  The Registrants, on behalf of their respective Funds, confirm that in future filings, the Total Annual Fund Operating Expenses After Expense Reduction and Reimbursement will properly reflect the expense limitation plus any applicable AFFEs.

25.
Footnotes to Fee Table: All Funds (with expense limitation agreements).  To the extent that a Fund has a contractual expense agreement, the related footnote to the Fee Table currently states that “[t]he Manager can be reimbursed by the Fund for any contractual or voluntary fee reductions or expense reimbursements if reimbursement to the Manager (a) occurs within three years after the Manager’s own reduction or reimbursement and (b) does not cause the Total Annual Fund Operating Expenses of a class to exceed the percentage limit contractually agreed.”  To ensure that the expense limit is not increased in a particular year to recoup previous expenses, please confirm that if the Manager is reimbursed by the Fund, it would not cause the Total Annual Fund Operating Expenses of a class to exceed the percentage limit agreed upon at that time.

The Registrants, on behalf of their respective Funds, confirm that the Manager is only repaid from the Funds if such reimbursement does not cause the expenses of the Fund to exceed the previously agreed upon percentage limit.

*           *           *           *

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9187.

Sincerely,

/s/ Francine J. Rosenberger

Francine J. Rosenberger

cc:           Melinda Heika - American Beacon Advisors, Inc.
Rosemary Behan – American Beacon Advisors, Inc.
John Okray – American Beacon Advisors, Inc.